  EXHIBIT 99.1

July 9, 2019	News Release 19-12

Pretivm Exploration and Brucejack Update

Vancouver, British Columbia, July 9, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) reports that initial observations from the third hole drilled as part of the 2019 deep underground exploration program continue to indicate that Brucejack-style mineralization extends at depth below the Valley of the Kings. Additionally, the mill modifications and upgrades required to sustain processing at the increased production rate of 3,800 tonnes per day are progressing on schedule.

The current analyst and investor mine tour presentation is available here (https://www.pretivm.com/investors/presentations/default.aspx) on our website.

Testing the Continuation of Brucejack-style Mineralization at Depth

To follow-up on the successful results of the 2019 deep underground exploration program carried out earlier this year (see news release dated June 5, 2019), a third deep hole, VU-2019, was added to the program to test both the extent of Brucejack-style mineralization and the porphyry potential directly below the Valley of the Kings deposit. Hole VU-2019, which is planned to reach a length of 2,000 meters, is targeting the center of a low resistivity anomaly approximately 1,400 meters below the Valley of the Kings deposit as identified from a CSMT (Controlled Source Magnetotelluric) geophysical program.

Hole VU-2019 is being drilled from the 1130 meter level of the Valley of the Kings underground development at an azimuth of 40 degrees and a dip of negative 85 degrees. The orientation of Hole VU-2019 was based on geological interpretations of key features of the Brucejack system, including: geometry of late mineral dykes and potential major structures, alteration patterns, results of prior drill holes and downhole geochemical anomalies. Drilling in hole VU-2019 is approximately 50 percent completed, and an update will be provided following the receipt of all assay results and further evaluation.

2019 Reserve Definition and Expansion Drilling

The Company’s ongoing 70,000-meter 2019 underground drill program is expected to improve reserve definition ahead of mining and to expand on the current Mineral Reserves at the Valley of the Kings. The first phase of the drill program, focusing on reserve definition at depth below the 1200 meter level, is approximately ninety percent complete. The second phase of the drill program, focusing on reserve definition westward towards the Brucejack fault, is now approximately fifty-five percent complete.

Opportunities for expansion are located at depth, to the west, to the east, and to the north-east of the currently defined Mineral Reserve where previous drill programs have indicated the continuation of high-grade gold mineralization. Underground development is underway to provide access for the third and fourth phases of the drill program targeting reserve expansion at depth and to the east of the current Mineral Reserves.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for the Brucejack Mine exploration and expansion drilling and has reviewed and approved the scientific and technical information in this news release relating thereto.

Brucejack Ramp-up Progressing on Schedule

The modifications and upgrades required to sustain processing at the increased production rate of 3,800 tonnes per day are progressing on schedule. The most significant upgrade is the shift from concentrate bagging to a bulk loading system. The bulk loading system is now installed in its permanent location and is operating as a fully integrated component of the concentrate process. Modifications to the flotation circuit which include upgraded pumps and piping and an additional cleaning cell for the process circuit will continue during regularly scheduled shutdowns as the final components are delivered.

Underground development is accelerating to the targeted rate of 1,000 meters per month, with 993 meters achieved for the month of June. Development is expected to continue at approximately 1,000 meters per month for the remainder of the year to ensure development remains ahead of production requirements to achieve mining rates of 3,800 tonnes per day.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the QP responsible for Brucejack Mine development, and has reviewed and approved the scientific and technical information contained in this news release relating thereto.

Regional Grassroots Exploration

The 2019 grassroots exploration program on Pretivm’s Bowser Claims is underway. The program will further evaluate several distinct areas that have the potential to host Eskay Creek-style VMS deposits and high-grade, epithermal related gold systems and includes a minimum of 5,000 meters of drilling. Two drills are currently testing the high-priority VMS targets on the northern and central parts of the property. A third drill will be mobilized to site in mid-July to begin testing epithermal targets on the southern part of the property. The grassroots exploration program will continue through the summer and also includes: sampling, regional mapping, prospecting, airborne geophysics, ground geophysics, and hyperspectral mapping.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the regional grassroots exploration program and has reviewed and approved the scientific and technical information in this news release relating thereto.

Second Quarter 2019 Operational and Financial Results – Webcast and Conference Call

The second quarter 2019 operational results will be released along with the quarterly financial statements.

Pretivm plans to release second quarter 2019 operational and financial results after market close on Thursday, August 1st, 2019. The webcast and conference call to discuss these results will take place Friday, August 2nd, 2019 at 8:00 am PT (11:00 am ET).

Webcast and conference call details:

Friday, August 2, 2019 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Information

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”). Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: results, analyses and interpretations of exploration and drilling programs; our planned mining, expansion, exploration and development activities, including our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; the estimation of Mineral Reserves and Resources, including the updates thereto; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; capital, sustaining and operating cost estimates and timing thereof; estimated economic results of the Brucejack Mine, including net cash flow and net present value; the expected grade of gold and silver production; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of the Brucejack Mine; the Brucejack Mine production rate and the ramp-up to 3,800 tonnes per day production rate; capital modifications and upgrades, underground development, and estimated expenditures and timelines in connection therewith, including with respect to the ramp-up to 3,800 tonnes per day production rate; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; production and cost guidance; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our operational strategy; our future operational and financial results, including estimated cash flows, and the timing thereof; payment of our debt and other obligations, including the source of funds and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with approvals, consents and permits under applicable legislation; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; and statements regarding United States dollar cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of restrictive covenants in our agreements; our ability to satisfy commitments under our Offtake Agreement; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production and production cost estimates, including the accuracy thereof; commodity price fluctuations, including gold price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties; general economic conditions; the inherent risk in the mining industry; and significant governmental regulations, including environmental regulations; and such other risks, uncertainties and factors as are identified in our Annual Information Form dated March 28, 2019, Form 40-F dated March 28, 2019, Management’s Discussion and Analysis for the years ended December 31, 2018 and 2017 (“MD&A”) and other applicable disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”).

This list is not exhaustive of the factors that may affect any of our forward-looking information. Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and that no significant events will occur outside of our normal course of business; planned exploration and development activities and the costs and timing thereof; future prices of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates; the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the adequacy of our financial resources and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial and capital markets; and such other factors and assumptions as are set out in the Pretivm Disclosure Documents. The foregoing list of assumptions and factors is not exhaustive. Although we believe that the assumptions inherent in the forward-looking information are reasonable, they are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.